OF SPECIAL INTEREST

Merger with Putnam Tax-Free High Yield Fund proposed

The fund's Trustees have approved the merger of your fund into Putnam Tax-Free High Yield Fund, an open-end fund that, like your fund, invests mainly in bonds that pay interest exempt from federal income tax.
Putnam Tax-Free High Yield Fund invests in a nationally diversified portfolio of lower-rated, higher-yielding municipal bonds and investment-grade municipal bonds. The proposed merger is expected to result in lower expenses for shareholders of your fund due to the larger asset base of the combined fund.

A prospectus/proxy statement containing more information about the proposed merger is expected to be sent to shareholders of your fund in the coming months. Completion of the merger is subject to a number of conditions, including approval by shareholders of your fund at a shareholder meeting.

This report is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to the proposed merger (which contains important information about fees, expenses and risk considera-tions) after a registration statement has been filed with the SEC and becomes effective, please call 1-800-255-1581. The prospectus/proxy statement will also be available without charge on the SEC's website (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decisions.